UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
SCHEDULE 13D/A
 (Amendment No. 1)
Under the Securities Exchange Act of 1934

APPCOIN INNOVATIONS INC.
(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

03780Q102
(CUSIP Number)

copy to: AppCoin Innovations Inc. 3250 Oakland Hills Court, Fairfield, CA 94534 James Geiskopf 702.208.6368
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 21, 2017
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No.	03780Q102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
James Geiskopf
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,000,000
	8	SHARED VOTING POWER
Nil
	9	SOLE DISPOSITIVE POWER
1,000,000
	10	SHARED DISPOSITIVE POWER
Nil
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,000,000 shares of common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.67% based on 6,000,000 issued and outstanding as of August 21, 2017.
14	TYPE OF REPORTING PERSON (See Instructions)
IN

Item 1.  Security and Issuer
This Statement relates to shares of common stock with $0.001 par value of AppCoin Innovations Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 3250 Oakland Hills Court, Fairfield, CA  94534.
Item 2.  Identity and Background
(a)	Name: James Geiskopf.
(b)	Residence or business address: 3250 Oakland Hills Court, Fairfield, CA 94534.
(c)	During the last five years, Mr. Geiskopf has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours).
(d)
During the last five years, Mr. Geiskopf was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(e) Mr. Geiskopf is a citizen of United States.
Item 3.  Source and Amount of Funds or Other Considerations
Pursuant to a transfer agreement dated for reference August 21, 2017, James P. Geiskopf sold to Blockchain Fund GP Inc., 2,000,000 shares of the Issuer’s common stock for total consideration of $5,000.
Item 4.  Purpose of Transaction
Mr. Geiskopf sold the 2,000,000 shares of common stock of the Issuer for investment purposes, but may transfer or sell such shares as necessary and in accordance with applicable securities laws.
As of the date hereof, except as described in this Schedule 13D/A, Mr. Geiskopf does not have any plans or proposals which relate to or would result in:

•	the acquisition by any person of additional securities of the issuer, or the disposition of securities of the Issuer;

•	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

•	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, although Mr. Geiskopf has disclosed that he is investigating other business opportunities for the Issuer;

•	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

•	any material change in the present capitalization or dividend policy of the Issuer;

•
any other material change in the issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

•	changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

•
causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

•	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

•	any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer
The aggregate number and percentage of common stock of the Issuer beneficially owned by Mr. Geiskopf is 1,000,000 shares, or 16.67% of the Issuer, based on 6,000,000 shares of common stock outstanding as of August 21, 2017.
Mr. Geiskopf has the sole power to vote or direct the vote, and to dispose or direct the disposition, of 1,000,000 shares of common stock of the Issuer.
Other than as described in Item 3 above, Mr. Geiskopf has not effected any transaction in the shares of common stock of the Issuer in the past sixty days.
No person, other than Mr. Geiskopf, is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 1,000,000 shares of common stock of the Issuer.
Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Except as set forth above or set forth in the exhibits and this Schedule 13D/A, there are no contracts, arrangements, understandings or relationships between reporting persons and any other person with respect to any securities of the Issuer.
On August 21, 2017, Mr. Geiskopf entered into two separate Option to Purchase Agreements whereby he gave the right to the other party to purchase an aggregate of 400,000 shares of common stock of the Issuer at a price of $10,000 for a period of two years with the option exercisable by the other party upon providing a minimum of 61 days’ notice of the election to purchase such shares.

Item 7.  Material to Be Filed as Exhibits
10.1	Transfer Agreement (incorporated by reference from our Current Report on Form 8-K filed with the Securities and Exchange Commission on August 23, 2017).
10.2	Option to Purchase Agreement dated August 21, 2017 with Abeir Haddad.
10.3	Option to Purchase Agreement dated August 21, 2017 with Greg Burnett.
Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: August 28, 2017	/s/ James Geiskopf Signature
James Geiskopf
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).